Exhibit 99.1

Satellogic Announces Full Year 2021 Financial Results

Expanded its Fleet to 22 Satellites with Plans to Launch up to 12 Additional Satellites in 2022

Closed Business Combination with CF Acquisition Corp. V, with Gross Proceeds of ~$262 million, $168 million added to the Balance Sheet, and Listed on Nasdaq

Started Construction of Manufacturing Facility in the Netherlands to Reach Production Capacity of 25 Satellites per Quarter by the Third Quarter of 2023

Appointed New Directors to Board, Including Former Secretary of the Treasury Steven T. Mnuchin and Former Chairman of the Joint Chiefs of Staff Joseph F. Dunford Jr.

New York, NY — May 3, 2022 — Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution Earth Observation (“EO”) data collection, today announced financial results for the year ended December 31, 2021.

2021 Operational Highlights

•
Accelerated growth with leadership appointments across Corporate Development, Human Resources, Financial Reporting and Sales to build on industry leading Earth Observation (“EO”) capabilities and geospatial data applications.

•
Satellogic established Satellogic North America (“SATNA”) in FY21 as a wholly owned subsidiary to pursue business in the North American public sector. In its first six months of operations, SATNA secured placement on the GSA schedule and contractually supported US Government partners in Afghanistan and across multiple US DOD exercises including Scarlet Dragon and Global Information Dominance Exercise. SATNA is in process of securing a US facility clearance to deepen its work with the US defense and intelligence community.

•
Announced construction of a high-throughput satellite manufacturing facility in the Netherlands that will follow a modern production approach and Industry 4.0 principles and is expected to reach full production capacity of 25 satellites per quarter by Q3 2023.

•
Executed a letter of intent with Agencia Espacial del Paraguay (“AEP”) to develop a Space-as-a-Service program for the country, undertaking various technological and scientific projects in accordance with AEP’s Institutional Strategic Plan and the Space Policy of Paraguay.

•	Expanded collaboration with Amazon Web Services, Inc. (“AWS”), including use of AWS’s Ground Station to scale services and deliver insights to customers faster.
•	Joined the International Disasters Charter to provide satellite imaging data to the International Charter Space and Major Disasters for use in monitoring and response activities.
•	Partnered with GeoTerraImage, the premier geospatial solutions provider in southern Africa, to leverage Satellogic’s geospatial data to advance resource-allocation and food-security solutions.
•	Announced a Multiple Launch Agreement with SpaceX and launched four additional satellites on a SpaceX Falcon 9 Rocket.
•
Announced partnerships with four major US-based space organizations: The United States Geospatial Intelligence Foundation, Intelligence and National Security Alliance, SmallSat Alliance and Open Geospatial Consortium.

2022 Operational Highlights to Date

•	Closed business combination with CF Acquisition Corp. V on January 25, 2022 and listed on the Nasdaq under “SATL”.
•	As a result of the business combination, Satellogic added approximately $168 million to its December 31, 2021 cash balance to fund future growth initiatives.
•	Completed a $150 million investment by Secretary Steven Mnuchin’s Liberty Strategic Capital and announced a share repurchase program.
•	Expanded its fleet to 22 operational satellites with the launch of five additional satellites on SpaceX’s Transporter-4 mission in March 2022.
•	Entered into a teaming agreement with Geollect, a world leading geospatial intelligence and data analysis company, to offer unrivalled maritime domain awareness capabilities.
•
Collaborating with Orbital Insight, the leader in geospatial intelligence, to integrate Satellogic's high-frequency, high-resolution collections of satellite imagery and full-motion video into Orbital Insight's platform and offer customers better access to high quality data, improve the revisit rate, and reduce the cost of running analytics.

•	Collaborating with Kleos Space, a space-powered radio frequency reconnaissance data-as-a-service company, to pursue government and commercial tenders.
•
Collaborated with Astraea, a geospatial and AI analysis software company, to distribute critical EO data directly to the Ukrainian government, allied governments, and humanitarian organizations on the ground.

•
Joined Ursa Space's Virtual Constellation and Partner Network, enhancing Ursa Space's Image Services platform, the world's largest one-stop shop for commercial SAR imagery comprising multiple SAR, RF, and optical vendors, and providing an additional outlet for Satellogic imagery.

•
Collaborating with Palantir Technologies Inc., a leading builder of operating systems for the modern enterprise, to leverage Palantir's Foundry platform, accelerating business processes, rapid image product delivery, AI model training, and enterprise-wide data integration. More information is available here.

•
New members to the Company’s Board of Directors include Steven T. Mnuchin, former Secretary of the Treasury and Founder and Managing Partner of Liberty Strategic Capital; Howard Lutnick, Chairman and Chief Executive Officer of Cantor Fitzgerald & Co.; Joseph F. Dunford Jr., Liberty Strategic Capital’s Senior Managing Director and former Chairman of the Joint Chiefs of Staff; and Tom Killalea, a 25-year global technology executive and advisor.

•
Presented at several leading industry and investor conferences nationally including the GEOINT 2022 Symposium, Deutsche Bank 30th Annual Media, Internet & Telecom Conference, Bank of America Space, Transportation, Aviation, and Autos Research Summit.

“2021 marked our first year of commercial revenue and positioned us for our milestone achievement of a successful business combination with CF Acquisition Corp. V and the listing of our ordinary shares on the Nasdaq, along with continued financial and operational momentum,” said Satellogic CEO, Emiliano Kargieman. “Our public status and major investments accelerated our business plan towards 200+ satellites in orbit and daily world remaps by 2025 as we work to provide ground-breaking, high-resolution images and data analytics of the entire earth in real time at an affordable price. With 22 satellites now in orbit and up to twelve additional satellites launching this year, we expect to have 34 satellites in orbit by Q4 2022.”

“Looking ahead, we are highly focused on driving revenue growth through our subscription model, with a strong sales pipeline, including government and D&I. Combined with expanding margins we anticipate positive free cash flow in 2024. We believe our vertically integrated approach will continue to unlock commercial opportunities in the market. I look forward to additional announcements in the months to come as we strive to create long-term sustainable growth and shareholder value,” concluded Kargieman.

Financial Results for the Year Ended December 31, 2021

•	Revenues for the year ended December 31, 2021, were $4.2 million. The Company commenced selling and delivering commercial imagery in 2021.
•
Net loss for the year ended December 31, 2021 was $117.7 million, or $(23.35) per share compared to a net loss of $113.9 million, or ($23.47) per share, in 2020. Net loss for the full year 2021 and 2020 included embedded derivative expense totalling $42.1 million and $84.2 million, respectively, which are non-cash expenses.

•	Adjusted EBITDA loss for the year ended December 31, 2021 increased to $30.7 million compared to Adjusted EBITDA loss of $17.5 million in the same period in 2020.
•	Cash and cash equivalents as of December 31, 2021 totalled $8.5 million compared to $17.3 million as of December 31, 2020.
•
In January 2022, the Company raised over $262 million in gross proceeds through a successful business combination transaction with CF Acquisition Corp. V and concurrent private placements and completed its public listing on Nasdaq.

Satellogic CFO, Rick Dunn, commented, “As a result of our business combination, we added approximately $168 million to our balance sheet to fund our growth strategy. The capital will further position Satellogic to remap the entire surface of the Earth in sub-meter resolution, creating unprecedented data analytics and commercial applications within a $140 billion Total Addressable Market. With more mapping capacity, superior pricing power, and a growing satellite constellation, we continue to expect rapid revenue growth over the near term.”

Reconciliation of Adjusted EBITDA
for the Years Ended December 31, 2021, 2020 and 2019

(in thousands of US dollars)	Year Ended December 31,
	2021	2020	2019
Net loss	$(117,741)	$(113,926)	$(20,765)
Plus finance costs, net	11,769	7,488	4,103
Less income tax (benefit) expense	(232)	148	83
Plus depreciation expense	10,825	3,182	4,238
EBITDA	$(95,379)	$(103,108)	$(12,341)
Plus professional fees related to merger transaction	16,263	—	—
Less other financial (income) expense	(1,067)	(597)	112
Less gain on extinguishment of debt	(3,576)	—	—
Plus embedded derivative expense (income)	42,102	84,224	(4,230)
Plus share-based compensation	10,962	1,984	959
Adjusted EBITDA	$(30,695)	$(17,497)	$(15,500)

Use of Non-IFRS Financial Measures

We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non- International Financial Reporting Standards (“IFRS”) measures, EBITDA, Adjusted EBITDA and Free Cash Flow. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-IFRS measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-IFRS measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, depreciation, capital expenditures and other non-cash items (i.e., embedded derivatives, debt extinguishment and share-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. EBITDA, Adjusted EBITDA and Free Cash Flow are not intended to be a substitute for any IFRS financial measure.

We have included reconciliations of EBITDA, Adjusted EBITDA and Free Cash Flow for the years ended December 31, 2021, 2020 and 2019 above.

EBITDA excludes charges related to finance costs and finance income, income taxes, depreciation and amortization. Adjusted EBITDA excludes charges related to finance costs and finance income, income taxes, depreciation, amortization, merger-related transaction fees, foreign currency exchange fluctuations, debt extinguishments, changes in the fair value of embedded derivative instruments and share-based compensation. Free Cash Flow is defined as net cash provided by (used in) operating activities less payments for capital expenditures. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to its net loss for the periods indicated.

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images and analytics to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, Satellogic’s future opportunities, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) the number of commercial applications for Satellogic’s products and services, (v) Satellogic’s ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (vi) the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities, (vii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (viii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (ix) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (x) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, and (xi) the risk that Satellogic is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group
Chris Tyson/Larry Holub
(949) 491-8235
SATL@mzgroup.us

Media Relations:
Satellogic
pr@satellogic.com

NETTAR GROUP INC.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS
(Expressed in thousands of US dollars, except per share amounts)

	Year Ended December 31,
	2021	2020	2019
Revenue	$4,247	$—	$—
Cost of sales	(1,876)	—	—
Administrative expenses	(36,649)	(8,127)	(4,324)
Research and development	(9,640)	(5,879)	(6,372)
Depreciation expense	(10,825)	(3,182)	(4,238)
Other operating expenses, net	(14,002)	(5,475)	(5,763)
Operating loss	(68,745)	(22,663)	(20,697)
Finance costs, net	(11,769)	(7,488)	(4,103)
Embedded derivative (expense) income	(42,102)	(84,224)	4,230
Gain on extinguishment of debt	3,576	—	—
Other financial income (expense)	1,067	597	(112)
Loss before income tax	(117,973)	(113,778)	(20,682)
Income tax benefit (expense)	232	(148)	(83)
Net loss (1)	$(117,741)	$(113,926)	$(20,765)
Other comprehensive loss
Exchange differences on translation of foreign operations	(86)	—	—
Total comprehensive loss (1)	$(117,827)	$(113,926)	$(20,765)
Loss per share
Basic and diluted, loss for the period attributable to ordinary equity holders of the parent	$(23.35)	$(23.47)	$(4.30)

(1) Attributable to Ordinary equity holders of the parent.

NETTAR GROUP INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US dollars)

	Year Ended December 31,
	2021	2020
Current assets
Cash and cash equivalents	$8,533	$17,267
Accounts receivable - trade	1,196	4
Prepaids and other current assets	2,695	772
Total current assets	12,424	18,043
Non-current assets
Property and equipment	33,586	34,872
Right-of-use assets	2,663	1,341
Deferred income tax assets	1,640	48
Other financial assets and other non-current assets	369	314
Total non-current assets	38,258	36,575
Total assets	$50,682	$54,618
Current liabilities
Accounts payable - trade	6,650	2,858
Debt	246,189	125,085
Lease liabilities	891	362
Contract liabilities	935	455
Accrued expenses and other liabilities	23,435	2,582
Total current liabilities	278,100	131,342
Non-current liabilities
Accounts payable - trade	2,200	4,697
Debt	—	33,795
Lease liabilities	1,908	1,036
Contract liabilities	1,000	1,000
Other non-current liabilities	352	36
Total non-current liabilities	5,460	40,564
Total liabilities	$283,560	$171,906
Shareholders’ equity
Ordinary shares	—	—
Preferred Shares	—	—
Treasury shares	(170,949)	—
Additional paid-in capital	62,045	61,253
Other paid-in capital	12,432	2,464
Warrants	161,432	—
Foreign currency translation reserve	(86)	—
Retained earnings	(297,752)	(181,005)
Equity attributable to equity holders of the parent	$(232,878)	$(117,288)
Total equity (deficit)	$(232,878)	$(117,288)
Total liabilities and shareholders’ equity	$50,682	$54,618

NETTAR GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(117,741)	$(113,926)	$(20,765)
Adjustments to reconcile Net loss to net cash flows used in operating activities:
Depreciation expense	10,825	3,182	4,238
Depreciation on right-of-use assets	477	286	—
Income tax (benefit) expense	(232)	148	83
Share-based compensation	10,962	1,984	959
Interest expense and other	11,684	7,509	4,501
Embedded derivative expense (income)	42,102	84,224	(4,230)
Gain on debt extinguishment	(3,576)	—	—
Interest on lease liabilities	49	57	—
Foreign exchange differences	(2,385)	(1,507)	(156)
Disposals of property and equipment	588	—	—
Allowance for bad debts	1,794	—	—
Changes in operating assets and liabilities:
Accounts receivable - trade	(2,986)	7	12
Prepaids and other current assets	(1,706)	(228)	(170)
Accounts payable - trade	2,135	555	(251)
Contract liabilities	480	455	1,000
Accrued expenses and other liabilities	19,810	(76)	710
Net cash used in operating activities	(27,720)	(17,330)	(14,069)
Cash flows from investing activities:
Capital expenditures	(11,216)	(9,259)	(8,301)
Other financial assets	3	14	—
Net cash used in investing activities	(11,213)	(9,245)	(8,301)
Cash flows from financing activities:
Proceeds from loans, Series X Preferred Shares and issuance of convertible notes debt	27,832	18,047	27,000
Payments of lease liabilities	(447)	(370)	—
Contributed capital and additional paid-in capital	515	103	16
Net cash provided by financing activities	27,900	17,780	27,016
Net increase (decrease) in cash and cash equivalents	(11,033)	(8,795)	4,646
Effect of foreign exchange rate changes	2,299	1,507	156
Cash and cash equivalents - beginning of period	17,267	24,555	19,753
Cash and cash equivalents - end of period	$8,533	$17,267	$24,555